UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File No. 0-53646

Novicius Corp. (formerly Intelligent Content Enterprises Inc.)

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.      Novicius Corp., Unaudited Interim Condensed Consolidated Financial Statements for the Three and Six Months Ended February 28, 2018 as filed on Sedar on April 5, 2018.

2.      Novicius Corp., Management’s Discussion and Analysis for the Three and Six Months Ended February 28, 2018 as filed on Sedar on April 5, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:	April 5, 2018	NOVICIUS CORP.

		By:	/s/ James Cassina
Name: James Cassina
Title: Chief Financial Officer

(Formerly: Intelligent Content Enterprises Inc.)

Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2018

(Unaudited)

(Expressed in Canadian Dollars)

Notice of No Auditor Review of

Interim Condensed Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor. The accompanying unaudited interim condensed consolidated financial statements of Novicius Corp. (the “Company”) have been prepared by and are the responsibility of the management of the Company. The Company’s independent auditor has not performed a review of these unaudited interim condensed consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

(Formerly: Intelligent Content Enterprises Inc.)

Interim Condensed Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
Unaudited	February 28, 2018	August 31, 2017

Assets
Current assets
Cash	$15,445	$1,040
Other receivables (Note 11)	11,921	41,007
Total current assets	27,366	42,047

Total Assets	$27,366	$42,047

Liabilities and Shareholders’ Deficiency
Current liabilities
Trade and other payables	$567,952	$529,823
Shareholder loans (Note 7)	65,918	—
Total current liabilities	633,870	529,823

Shareholders’ deficiency
Common shares (Note 9 a)	23,651,529	23,651,529
Share purchase warrants (Note 9 b)	749,866	749,866
Share purchase options (Note 9 d)	1,713,706	1,611,450
Contributed surplus	5,184,363	5,184,363
Accumulated deficit	(31,905,968)	(31,684,984)
Total shareholders’ deficiency	(606,504)	(487,776)

Total Liabilities and Shareholders’ Deficiency	$27,366	$42,047
Going Concern (Note 1 b)
Related Party Transactions and Balances (Note 7)

The accompanying notes are an integral part of these consolidated financial statements

(Formerly: Intelligent Content Enterprises Inc.)

Interim Condensed Consolidated Statements of Operations and Other Comprehensive Loss
(Expressed in Canadian Dollars)
Unaudited
	Three Months Ended		Six Months Ended
	February 28,		February 28,
	2018	2017	2018	2017

Expenses
Hosting, advertising and technology services	$469	$10,869	$2,073	$15,065
Research, content development and technology support	—	$63,641	—	235,994
General and administrative	42,116	93,713	115,392	277,619
Gain (loss) on foreign exchange	(307)	(281)	1,263	1,688
Stock based compensation (Note 9 e)	51,128	—	102,256	136,291
Stock based compensation-non employees (Note 9 e)	—	—		14,805
Anti-dilution fees (Note 8 a)	—	(86,727)		18,000

Net loss from operations and other comprehensive loss	$(93,406)	$(81,215)	$(220,984)	$(699,462)

Loss per share, basic and diluted	$(0.018)	$(0.031)	$(0.042)	$(0.264)

Weighted average shares outstanding, basic and diluted	5,283,164	2,657,789	5,283,164	2,653,964

The accompanying notes are an integral part of these consolidated financial statements

(Formerly: Intelligent Content Enterprises Inc.)

Interim Condensed Consolidated Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian Dollars)
Unaudited
	SHARE	SHARE					TOTAL
	CAPITAL	CAPITAL	SHARE	SHARE	CONTRI-		SHARE-
	Number of	COMMON	PURCHASE	PURCHASE	BUTED	ACCUMULATED	HOLDERS’
	Common	SHARES	WARRANTS	OPTIONS	SURPLUS	DEFICIT	DEFICIENCY
	Shares*	$	$	$	$	$	$
Balance, August 31, 2016	2,650,627	23,220,683	2,925,837	828,334	1,921,743	(29,587,246)	(690,649)
Stock based compensation	—	—	—	151,096	—	—	151,096
Units issued as private placement	7,692	30,233	19,767	—	—	—	50,000
Stock options expired	—	—	—	(771,987)	771,987	—	—
Net loss for the period	—	—	—	—	—	(699,462)	(699,462)
Balance, February 28, 2017	2,658,319	23,250,916	2,945,604	207,443	2,693,730	(30,286,708)	(1,189,015)
Warrants expired	—	—	(2,195,738)	—	2,195,738	—	—
Stock based compensation	—	—	—	1,698,902	—	—	1,698,902
Stock options expired	—	—	—	(294,895)	294,895	—	—
Shares issued as settlement of shareholder advances	1,187,672	213,781	—	—	—	—	213,781
Shares issued as anti-dilution provision	1,420,809	184,705	—	—	—	—	184,705
Units issued as anti-dilution provision	16,364	2,127	—	—	—	—	2,127
Net loss for the period	—	—	—	—	—	(1,398,276)	(1,398,276)
Balance, August 31, 2017	5,283,164	23,651,529	749,866	1,611,450	5,184,363	(31,684,984)	(487,776)
Stock based compensation	—	—	—	102,256	—	—	102,256
Net loss for the period	—	—	—	—	—	(220,984)	(220,984)
Balance, February 28, 2018	5,283,164	23,651,529	749,866	1,713,706	5,184,363	(31,905,968)	(606,504)

*Reflects the May 26, 2017 one (1) for ten (10) consolidation

The accompanying notes are an integral part of these consolidated financial statements

(Formerly: Intelligent Content Enterprises Inc.)

Interim Condensed Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Unaudited
	Six Months Ended
	February 28,
	2018	2017

Cash provided by (used in)
Operating activities
Net loss	$(220,984)	$(699,462)
Items not involving cash:
Stock based compensation (Note 9 e)	102,256	151,096
Anti-dilution fees (Note 8 a)	—	18,000
Working capital adjustments
Increase in other receivables	29,085	(1,162)
Decrease in prepaid expenses and deposits	—	17,799
Increase in trade and other payables	38,130	69,885
Net cash used in operating activites	(51,513)	(443,844)

Investing activities
Secured note receivable (Note 6)	—	(86,112)
Net cash used in investing activities	—	(86,112)

Financing activities
Shareholder loans (Note 7)	65,918	49,872
Private placement of units	—	50,000
Net cash provided by financing activities	65,918	99,872

Increase (decrease) in cash for the period	14,405	(430,084)
Cash, beginning of period	1,040	449,983
Cash, end of period	$15,445	$19,899

The accompanying notes are an integral part of these consolidated financial statements

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2018 and 2017

(Expressed In Canadian Dollars) (Unaudited)

1.	a) Nature of Business

Novicius Corp., (formerly: Intelligent Content Enterprises Inc.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“Novicius” or the “Company”). The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary, DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company has developed an online content management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co).

The Company’s registered and head office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares trade on the OTCQB under the symbol NVSIF and on the Canadian Securities Exchange under the symbol NVS.

The unaudited interim condensed consolidated financial statements include the accounts of Novicius, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc., incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc., incorporated in the Province of Ontario on February 29, 2016 (“DoubleTap”).

b)	Going Concern

These unaudited interim condensed consolidated financial statements (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, as they come due for the foreseeable future. The Company has developed its advertising platform and has not yet realized profitable operations. The Company requires additional financing for its working capital and for the costs of development, content creation and marketing of its platform.

Due to continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. The Company will continue to seek additional forms of debt or equity financing, or other means of funding its operations, however, there is no assurance that it will be successful in doing so or that funds will be available on terms acceptable to the Company, or at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.

The Company has accumulated significant losses and negative cash flows from operations in recent years which raise doubt as to the validity of the going concern assumption. As at February 28, 2018, the Company has a working capital deficiency of $606,504 (August 31, 2016: $487,776) and an accumulated deficit of $31,905,968 (August 31, 2016: $31,684,984). These material uncertainties may cast significant doubt upon the entity’s ability to continue as a going concern. The Consolidated Financial Statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts that may differ from those shown in the accompanying Consolidated Financial Statements.

2.	Basis of Preparation

Statement of Compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by IFRIC. These Consolidated Financial Statements of the Company were approved by the Board of Directors April 5th, 2018.

Basis of Measurement

The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value.

Functional and Presentation Currency

The functional and presentation currency of the parent Novicius and its wholly owned subsidiaries ICE Studio and DoubleTap is Canadian dollars.

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2018 and 2017

(Expressed In Canadian Dollars) (Unaudited)

3.	Significant Accounting Policies

The policies applied in these Consolidated Financial Statements are based on IFRS issued and outstanding as of the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these Consolidated Financial Statements as compared with the most recent annual consolidated financial statements as at and for the year ended August 31, 2017. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2018, could result in restatement of these Consolidated Financial Statements. These Consolidated Financial Statements should be read in conjunction with our annual consolidated financial statements as at and for the year ended August 31, 2017.

Significant Accounting Estimates and Judgements

The preparation of the Consolidated Financial Statements in accordance with IFRS requires that management make estimates and assumptions and use judgment regarding the measured amounts of assets, liabilities and contingent liabilities at the date of the Consolidated Financial Statements and reported amounts of revenue and expenses during the reporting period. Such estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the Consolidated Financial Statements are:

Going Concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is an uncertainty regarding the Corporation’s ability to continue as a going concern (Note 1 b).

Fair value of financial instruments

The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Fair Value of Stock Based Compensation and Warrants

In determining the fair value of share based payments the calculated amounts are not based on historical cost, but is derived based on assumptions (such as the expected volatility of the price of the underlying security, expected hold period before exercise, dividend yield and the risk-free rate of return) input into a pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options and compensation warrants before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; dividend yield; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option or warrant could receive in an arm’s length transaction, given that there is no market for the options or compensation warrants and they are not transferable. Similar calculations are made in estimating the fair value of the warrant component of an equity unit. The assumptions used in these calculations are inherently uncertain. Changes in these assumptions could materially affect the related fair value estimates.

Fair Value of Derivative Liabilities

The Company is exposed to risks related to changes in its share prices, foreign exchange rates, interest rate and volatility rates used to determine the estimated fair value of its derivative liabilities. In the determination of the fair value of these instruments, the Company utilizes certain independent values and, when not available, internal financial models which are based primarily on observable market data. Management’s judgment is required in the development of these models. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, discount rates and dividend yield.

Settlement of Debt with Equity Instruments

Equity instruments issued to a creditor to extinguish a financial liability are measured at the fair value of the equity instruments at the date the financial liability is extinguished. The Company estimates the fair value of warrants using the Binomial Lattice pricing model and further assumptions including the expected life, volatility, discount rates and dividend yield. The fair value of the units comprising shares and warrants issued in connection with the extinguishment of a financial liability are then prorated to the total market value of the common shares.

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2018 and 2017

(Expressed In Canadian Dollars) (Unaudited)

Income Tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

4.	Recent Accounting Pronouncements and Recent Adopted Accounting Standards

Recent Issued Accounting Pronouncements

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018, and is currently assessing the impact of this new standard on the Consolidated Financial Statements.

(ii) In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments – Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the Consolidated Financial Statements.

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which will replace IAS 17, Leases. IFRS 16 will bring leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is assessing the impact of this new standard on the Consolidated Financial Statements.

(iv) Amendments to IFRS 2 - Classification and measurement of Share-based payment transactions (“IFRS 2”): On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and

-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company intends to adopt the amendments to IFRS 2 in its Consolidated Financial Statements for the annual period beginning on September 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRIC 22 – Foreign currency transactions and advance consideration: IFRIC was issued in December 2016 to provide guidance on accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The new interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the interpretation on its consolidated financial statements.

5.	Segmented Information

The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officers monitor the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. The Company’s reportable and geographical segment is located in Canada.

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2018 and 2017

(Expressed In Canadian Dollars) (Unaudited)

6.	Secured Note Receivable

On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star”). On October 12, 2016, the Company advanced US$65,000 ($81,483 as at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment in full of the Secured Note from Catch Star. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount.

7.	Related Party Transactions and Balances

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	Three Months Ended		Six Months Ended
	February 28		February 28
	2018	2017	2018	2017
Short term employee benefits (1) (2)	$15,000	$37,500	$30,000	$75,000
Director/Officer stock based compensation (3)	51,128	—	102,256	136,291
	$66,128	$37,500	$132,256	$211,291

The following balances owing to the President and Chief Financial Officer of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	February 28, 2018	August 31, 2017
Short term employee benefits (1) (2)	$131,500	$101,500
	$131,500	$101,500

(1)	The Company accrues management fees to the Chief Financial Officer of the Company at a rate of $5,000 per month.

(2)	On September 9, 2016, the Company entered into an employment agreement with the President of the Company under which the Company agreed to pay to the President, a base salary of $90,000 and grant one hundred thousand (100,000) common share purchase options (Note 9 e). Effective May 21, 2017, the Company and the President agreed to amend the terms of the employment agreement, by reducing the President’s base salary to $10.00 annually, allowing the President to contract his services to Torinit contemporaneous with his continued employment with the Company and providing a top up provision of up to $1,500 in a month from the Company if the gross compensation earned by the President from Torinit during June, July and August of 2017 (the “Period”), reduces the overall compensation earned by the President below $7,500 in any such month during the Period.

(3)	On September 9, 2016 and November 1, 2016, the Company granted options to purchase 130,000 and 50,000 common shares to officers and directors (Note 9 e).

On September 1, 2016, the Company entered into an agreement for a period of 12 months with Torinit Technologies Inc., (“Torinit”) to provide dedicated resource augmentation to DoubleTap in an effort to optimize user experience while navigating through the http://DoubleTap.co website and drive traffic growth by engaging users across all demographics (the “Torinit Services”). As consideration for the Torinit Services, the Company agreed to compensate Torinit the sum of $8,000 per month based on 320 hours per month for a 12 month period. Dikshant Batra, a director of the Company, is also the President, a director and major shareholder of Torinit. As at February 28, 2018 and August 31, 2017, included in trade and other payables is $23,961 due to Torinit.

As at February 28, 2018, the amount of directors’ fees included in trade and other payables was $10,600 (August 31, 2017: $10,200).

As at February 28, 2018, the Company had non-interest bearing loans due on demand payable to Core Energy Enterprises Inc. (“Core”) a shareholder of the Company, in the aggregate amount of $40,300 (August 31, 2017: $Nil). The Chief Financial Officer of the Company is a major shareholder, officer and a director of Core.

At February 28, 2018, the Company had a non-interest bearing, due on demand loan payable to a shareholder in the amount of $25,618 (US $20,000).

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2018 and 2017

(Expressed In Canadian Dollars) (Unaudited)

8.        Derivative Liabilities

As at February 28, 2018, the Company had no derivative liabilities (August 31, 2017: $Nil).

a)	Anti-Dilution Fees

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. The subscription agreements contained an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional units in an amount such that, when added to the number of units acquired by Holder under this agreement will equal the number of units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. On November 30, 2016, the Company completed a private placement for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit and accordingly this transaction gave effect to additional units to be issued pursuant to the Adjusted Price. At February 28, 2017, the Company recorded the additional 16,364 units to be issued in the amount of $18,000 as a derivative liability on the statement of financial position and as anti-dilution fees on the statement of operations (Note 9 b (c) and Note 9 b (d)).

b)	Warrants

As at November 30, 2016, the Company had 175,000 derivative warrants outstanding with a fair value of $Nil. The following table sets out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2016 and November 30, 2016	175,000	—	15.00
Warrants expired (Note a)	(175,000)	—	15.00
As at August 31, 2017	—	—	15.00

a)       On June 22, 2016, the Company entered into a consulting agreement and issued 175,000 common share purchase warrants exercisable at $15.00 with a cashless exercise option, vesting on October 1, 2016, January 1, 2017, April 1, 2017 and July 1, 2017 and expiring June 21, 2021. At August 31, 2016, the Company determined that it would not continue with the agreement and it was suspended and on January 15, 2017 the agreement was mutually terminated with no warrants exercised. The following table sets out the number of derivative warrants outstanding as at August 31, 2016:

Number of Warrants	Exercise Price ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value ($)
175,000	15.00	January 15, 2017	0.13	—

9.	Share Capital and Reserves

The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The consolidated financial statements have been adjusted to reflect the consolidation accordingly.

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2016	2,650,627	23,220,683
Common shares issued as private placement (Note 9 b (a))	7,692	30,233
Common shares issued as settlement of shareholder advances (Note 9 b (b))	1,187,672	213,781
Common shares issued as anti-dilution provision (Note 9 b (c))	1,420,809	184,705
Common shares issued as anti-dilution provision (Note 9 b (d))	16,364	2,127
Balance August 31, 2017 and February 28, 2018	5,283,164	23,651,529

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2018 and 2017

(Expressed In Canadian Dollars) (Unaudited)

Preferred Shares Issued:

As at February 28, 2018 and August 31, 2017, there were no preferred shares issued.

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

Warrants	Number of Warrants	Weighted Average Price
Outstanding, August 31, 2016	722,572	$8.60
Warrants issued (Note 9 b (a))	7,692	—
Warrants issued (Note 9 b (d))	16,364	—
Warrants expired (Note 9 b (e))	(538,417)	—
Balance, August 31, 2016 and February 28, 2018	208,211	$5.27

(a)        On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units ($50,000) was allocated to common shares $30,233 and the amount allocated to warrants component using a Binomial Lattice model was $19,767.

(b)       Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 common shares in the capital of the Company at a price of $0.18 per share.

(c)       Pursuant to the August 31, 2017, settlement of shareholder advances of $213,781 (Note 9 b (b), effective August 31, 2017, the Company issued 1,420,809 common shares in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. The fair value of $184,705 was calculated on the previous day’s closing price of the Company’s common shares and allocated to common shares and anti-dilution fees in the consolidated statement of operations (Note 8 a).

(d)       Pursuant to the November 30, 2016, private placement of $50,000 (Note 11 b (h), effective August 31, 2017, the Company issued 16,364 Units in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units of $2,127 was allocated to common shares and anti-dilution fees in the consolidated statement of operations. No value was allocated to warrants based on the Binomial Lattice model (Note 8 a).

(e)       On August 31, 2017, 538,417 common share purchase warrants exercisable at $10.00 expired. The amount allocated to warrants based on the Binomial Lattice model was $2,195,738 with a corresponding increase to contributed surplus.

The following table summarizes the outstanding warrants as at February 28, 2018 and August 31, 2017, respectively:

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	1.00	603,370
23,636	$12.50	August 31, 2019	1.50	126,729
24,056	$10.00	November 30, 2019	1.75	19,767
208,211			1.15	749,866

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	1.50	603,370
23,636	$12.50	August 31, 2019	2.00	126,729
24,056	$10.00	November 30, 2019	2.25	19,767
208,211			1.64	749,866

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2018 and 2017

(Expressed In Canadian Dollars) (Unaudited)

c)	Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	Three Months Ended		Six Months Ended
	February 28,		February 28
	2018	2017	2018	2017
Weighted Average Shares Outstanding, basic and diluted	5,283,164	2,657,789	5,283,164	2,653,964

As at February 28, 2018, there were 155,000 stock options and 208,211 common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)       Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price $
Balance, August 31, 2016	38,300	22.80
Granted	200,000	12.05
Expired	(83,300)	(13.63)
Balance, August 31, 2017 and February 28, 2018	155,000	13.87

The following table is a summary of the Company’s stock options outstanding and exercisable as at February 28, 2018 and August 31, 2017, respectively:

Options Outstanding				Options Exercisable

Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$12.00	5,000	1.70	November 11, 2019	5,000	0.39
$15.00	70,000	3.53	September 8, 2021	35,000	6.77
$13.00	80,000	3.53	September 8, 2021	80,000	6.71
	155,000	3.47		85,000	13.87

Options Outstanding				Options Exercisable

Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$12.00	5,000	2.20	November 11, 2019	5,000	0.39
$15.00	70,000	4.02	September 8, 2021	35,000	6.77
$13.00	80,000	4.02	September 8, 2021	80,000	6.71
	155,000	3.95		85,000	13.87

e)       Stock Based Compensation

Employees

On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. As at February 28, 2018, the Company recorded non-cash stock based compensation expense of $Nil (February 28, 2017: $44,416).

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2018 and 2017

(Expressed In Canadian Dollars) (Unaudited)

On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options 35,000 vested on September 8, 2017 and 35,000 vest on September 8, 2018. As at February 28, 2018, Company recorded non-cash stock based compensation expense of $102,256 (February 28, 2017: $50,897).

On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options are exercisable at $6.40 per share and expire on April 25, 2017. As at February 28, 2018, the Company recorded non-cash stock based compensation expense of $Nil (February 28, 2017: $40,978).

Non Employees

On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021. As at February 28, 2018, the Company recorded non-cash stock based compensation expense of $Nil (February 28, 2017: $14,805).

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

	November 1, 2016	September 9, 2016
Weighted average fair value per option	$5.90	$11.70
Weighted average risk free interest rate	0.68%	0.59%
Forfeiture rate	0%	0%
Weighted average expected volatility	156.70%	152.32%
Expected life (years)	5	5
Dividend yield	Nil	Nil
Stock price on the date of grant	$6.40	$12.90

10.	Non-Cash Transactions

The following table summarizes the non-cash transactions for the periods set out:

Non-cash transactions	February 28, 2018 ($)	February 28, 2017 ($)
Stock based compensation (Note 9 e)	102,256	151,096
Units to be issued as anti-dilution provision (Note 8 a)	—	18,000
Stock options expired	—	(771,987)

11.	Financial Instruments and Concentration of Risks

Financial instruments are measured at fair value on initial recognition of the instrument. The types of risk exposure to the Company’s financial instruments and the ways in which such exposures are managed are as follows:

Credit Risk

Credit risk is primarily related to the Company’s receivables and cash and the risk of financial loss if a partner or counterparty to a financial instrument fails to meet its contractual obligations. At February 28, 2018, trade and other receivables amounts are $Nil (August 31, 2017: $Nil). At February 28, 2018, included in other receivables is HST due from the Government of Canada in the amount of $11,921 (August 31, 2017: $41,007).

Concentration risk exists in cash because cash balances are maintained with one financial institution. The risk is mitigated because the financial institution is an international bank and all amounts are due on demand. The Company’s maximum exposure to credit risk is as follows:

	February 28, 2018 ($)	August 31, 2017 ($)
Cash	15,445	1,040
Balance	15,445	1,040

Liquidity Risk

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned opportunities or that viable options are available to fund such opportunities from new equity issuances or alternative sources of financings. As a company without significant revenue, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that such financing terms may not be acceptable to the Company.

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2018 and 2017

(Expressed In Canadian Dollars) (Unaudited)

The following table illustrates the contractual maturities of financial liabilities:

February 28, 2018	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	567,952	567,952	—	—	—
Shareholder loans	65,918	65,918
Total	633,870	633,870	—	—	—

August 31, 2017	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	529,823	529,823	—	—	—
Total	529,823	529,823	—	—	—

Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

(i)       Currency Risk

The Company is exposed to the fluctuations in foreign exchange rates. The Company operates in Canada and a portion of its expenses are incurred in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar could have an effect on the Company’s financial instruments. The Company does not hedge its foreign currency exposure.

The following assets and liabilities are denominated in US dollars as at the year-end set out below:

	February 28, 2018 ($)	February 28, 2017 ($)
Cash	6,279	216
Secured note receivable	—	65,000
Trade and other payables	(47,443)	(36,258)
Net assets (liabilities) denominated in US$	(41,164)	28,958
Net assets (liabilities) CDN dollar equivalent at period end (1)	(52,727)	38,364
(1) Translated at the exchange rate in effect at February 28, 2018 $1.2806 (February 28, 2017: $1.3248)

The following table shows the estimated sensitivity of the Company’s total loss for the periods set out from a change in the US dollar exchange rate in which the Company has exposure with all other variables held constant.

	February 28, 2018		February 28, 2017
	Increase	Decrease	Increase	Decrease
Percentage change in US Dollar	In total loss from a change in % in the US Exchange Rate ($)		In total loss from a change in % in the US Exchange Rate ($)
5%	(3,377)	3,377	(2,541)	2,541
10%	(6,754)	6,754	(5,082)	5,082
15%	(10,131)	10,131	(7,624)	7,624

(ii)       Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The majority of the Company’s debt is short-term in nature with fixed rates.

(iii)       Fair Value of Financial Instruments

The Company’s financial instruments included on the consolidated statements of financial position are comprised of cash, secured note receivable and trade and other payables. The Company classifies the fair value of financial instruments measured at fair value according to the following hierarchy based on the amount of observable inputs used to value the instrument.

• Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Notes to Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended February 28, 2018 and 2017

(Expressed In Canadian Dollars) (Unaudited)

• Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

• Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

		February 28, 2018		August 31, 2017
Financial Instrument Classification	Level	Carrying Value ($)	Fair Value ($)	Carrying Value ($)	Fair Value ($)
Fair value through profit or loss:
Cash	1	15,445	15,445	1,040	1,040
Other financial liabilities:
Trade and other payables		567,952	567,952	529,823	529,823
Shareholder loans		65,918	65,918	—	—

Cash is stated at fair value (Level 1 measurement). The carrying value of trade and other payables and shareholder loans approximate their fair value due to the short-term maturity of these financial instruments.

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to fund its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow. As such, the Company is dependent upon future financings in order to maintain liquidity and will be required to issue equity or issue debt.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favourable market conditions to sustain future development of the business. As at February 28, 2018 and August 31, 2017, the Company considered its capital structure to be comprised of shareholders’ deficiency.

(Formerly: Intelligent Content Enterprises Inc.)

Management’s Discussion and Analysis

For the Three and Six Months Ended

February 28, 2018

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244

OVERVIEW

Novicius Corp., (formerly: Intelligent Content Enterprises Inc.) was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (“Novicius” or the “Company”). The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. Through the Company’s wholly owned Ontario subsidiary, DoubleTap Daily Inc., (formerly: Digital Widget Factory Inc.) the Company has developed an online content management and advertising platform that powers user and advertising engagement programs in real-time to desktop, mobile and portable devices (http://doubletap.co).

The Company’s registered office is located at 1 King Street West, Suite 1505, Toronto, Ontario, M5H 1A1. The Company’s common shares trade on the OTCQB under the symbol NVSIF and on the Canadian Securities Exchange under the symbol NVS.

Our Canadian public filings can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (“SEDAR”) at www.sedar.com. Readers can also access and view our Canadian public insider trading reports via the System for Electronic Disclosure by Insiders at www.sedi.ca. Our U.S. public filings are available at the public reference room of the U.S. Securities and Exchange Commission (“SEC”) located at 100 F Street, N.E., Room 1580, Washington, DC 20549 and at the website maintained by the SEC at www.sec.gov.

The Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended February 28, 2018 and 2017 and notes thereto, include the accounts of Novicius, the legal parent, together with its wholly-owned subsidiaries, Ice Studio Productions Inc., incorporated in the Province of Ontario on June 16, 2016 (“ICE Studio”) and DoubleTap Daily Inc. incorporated in the Province of Ontario on February 29, 2016 (“DoubleTap”). All Intercompany balances and transactions have been eliminated on consolidation.

The following Management’s Discussion and Analysis of Novicius should be read in conjunction with the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the three and six months ended February 28, 2018 and notes thereto (the “Consolidated Financial Statements”). This Management’s Discussion and Analysis is dated April 5th, 2018, and has been approved by the Board of Directors of the Company.

The Company’s Consolidated Financial Statements were prepared using the same accounting policies and methods of computation as those described in our annual consolidated financial statements for the year ended August 31, 2017. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending August 31, 2018 could result in restatement of the Consolidated Financial Statements. The Consolidated Financial Statements should be read in conjunction with the annual consolidated financial statements for the year ended August 31, 2017. All amounts herein are presented in Canadian dollars, unless otherwise noted.

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by IFRIC.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements, including management’s assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation, risks associated with ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, the United States and overseas, industry conditions, changes in laws and regulations (including the adoption of new laws and regulations) and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive there from. Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this Management Discussion and Analysis are made as at the date of this Management Discussion and Analysis and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

2

OVERALL PERFORMANCE

Net loss for the six months ended February 28, 2018, was $220,984 compared to a net loss of $699,462 for the six months ended February 28, 2017. During the six months ended February 28, 2018, the Company recorded $Nil for research, content development and technology support costs compared to $235,994 in the same six month period in 2017. The reduction in research, content development and technology support costs during 2018 was mainly attributed to the correction of prior period errors related to the DWF Settlement Agreement. For the six months ended February 28, 2018, general and administrative costs decreased by $162,227 to $115,392 compared to general and administrative costs of $277,619 for the same six month period in 2017. For the six months ended February 28, 2018, the Company recorded $Nil in anti-dilution fees versus $18,000 for the six months ended February 28, 2017. On November 30, 2016, the Company completed a private placement for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit and accordingly this transaction gave effect to additional units to be issued pursuant to the anti-dilution provision of the August 31, 2016 private placement agreements. For the six months ended February 28, 2018, the Company recorded $102,256 in stock based compensation versus stock based compensation of $151,096 for the same six month period in 2017. During 2018, 70,000 common share purchase options exercisable at $15.00 per share vested and $102,256 was recorded as non-cash stock based compensation expense.

During the six months ended February 28, 2018, the Company received non-interest bearing due on demand shareholders loan of $65,918.

The Company anticipates further expenditures to be made on future opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan. The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital and shareholders’ loans.

RISK AND UNCERTAINTIES

There have been no material changes during the six months ended February 28, 2018, to the risks and uncertainties as identified in the Company’s Management Discussion and Analysis and the Annual Report on Form 20F for the year ended August 31, 2017.

The following table illustrates the contractual maturities of financial liabilities:

February 28, 2018	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	567,952	567,952	—	—	—
Shareholder loans	65,918	65,918
Total	633,870	633,870	—	—	—

August 31, 2017	Payments Due by Period $
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Trade and others payables	529,823	529,823	—	—	—
Total	529,823	529,823	—	—	—

Capital Management

The Company’s objectives when managing capital are to ensure the Company will have sufficient financial capacity, liquidity and flexibility to fund its operations, growth and ongoing development opportunities. The Company’s capital requirements currently exceed its operational cash flow. As such, the Company is dependent upon future financings in order to maintain liquidity and will be required to issue equity or issue debt.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, availability of capital and the risk characteristics of any underlying assets in order to meet current and upcoming obligations.

The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management and favourable market conditions to sustain future development of the business. As at February 28, 2018 and August 31, 2017, the Company considered its capital structure to be comprised of shareholders’ deficiency.

RESULTS OF OPERATIONS

Hosting, Advertising and Technology Services

For the three months ended February 28, 2018, the Company incurred hosting and technology costs of $469 compared to $10,869 for the same three month period in 2017.

3

For the six months ended February 28, 2018, the Company incurred hosting and technology costs of $2,073 compared to $15,065 for the same six month period in 2017. The decrease in hosting and technology costs experienced during 2018 was mainly attributed to the correction of prior period errors related to the DWF Settlement Agreement.

Research, Content Development and Technology Support

For the three months ended February 28, 2018, the Company incurred research, content development and technology support costs of $Nil versus $63,641 in the prior comparable period in 2017.

For the six months ended February 28, 2018, the Company incurred research, content development and technology support costs of $Nil compared to $235,994. The reduction in research, content development and technology support costs during 2018 was mainly attributed to the correction of prior period errors related to the DWF Settlement Agreement.

General and Administrative Expenses	For the Three Months Ended		For the Six Months Ended
	February 28,		February 28,
	2018	2017	2018	2017
Professional fees	$(8,600)	$42,019	$30	$87,597
Head office costs	25,500	25,740	51,000	51,240
Management fees	15,000	15,000	30,000	30,000
Transfer and registrar costs	1,986	4,647	6,928	12,430
Shareholders information	7,686	2,272	25,998	30,615
Office and general costs	544	2,318	1,236	8,436
Directors fees	—	1,500	200	6,300
Rent	—	—	—	19,912
Travel	—	217	—	1,089
Consulting fees	—	—	—	30,000
Total	$42,116	$93,713	$115,392	$277,619

General and administrative expenses for the three months ended February 28, 2018, were $51,597 lower at $42,116 compared to $93,713 for the three months ended February 28, 2017. The decrease in expenses during 2018, was primarily attributed to a decrease in professional fees of $50,619 to $(8,600) compared to $42,019 for the same three month period in 2017, a decrease of $2,661 to $1,986 in transfer agent fees versus $4,647 in the comparable three month period in 2017. These decreases were partially offset by an increase of $5,414 to $7,686 in shareholders information versus $2,272 during the three month period ended February 28, 2017.

General and administrative expenses for the six months ended February 28, 2018, were $162,227 lower at $115,392 compared to $277,619 for the six months ended February 28, 2017. The decrease in expenses during the six month period in 2018, was primarily attributed to a decrease in professional fees of $80,567 to $30 compared to $80,597 for the same six month period in 2017, a decrease in consulting fees of $30,000 to $Nil compared to $30,000 in the same six month period in 2017, and a decrease of $19,912 to $Nil in rent compared to rent of $19,912 for the six months ended February 28, 2017. In addition, the Company experienced a decrease in office and general costs of $7,200 to $1,236 compared to $8,436 for the six months ended February 28, 2017.

(Gain) Loss on Foreign Exchange

For the three months ended February 28, 2018, the Company recorded a gain on foreign exchange of $307 compared to a gain of $281 for the same three month period in 2017.

For the six months ended February 28, 2018, the Company recorded a loss on foreign exchange of $1,263 compared to a loss of $1,688 for the same three month period in 2017. These foreign exchange gains and losses are attributed to the translation of monetary assets and liabilities not denominated in the functional currency of the Company.

Stock Based Compensation

Employees

For the three months ended February 28, 2018, the Company recorded stock based compensation of $51,128 compared to $Nil for the same three month period in 2017. During the three months ended in 2018, 35,000 common share purchase options exercisable at $15.00 per share vested and $51,128 was recorded as non-cash stock based compensation expense.

For the six months ended February 28, 2018, the Company recorded stock based compensation of $102,256 compared to $136,291 for the same six month period in 2017. During the six months ended in 2018, 70,000 common share purchase options exercisable at $15.00 per share vested and $102,256 was recorded as non-cash stock based compensation expense.

4

During the six months ended February 28, 2017, the Company granted the following stock options:

On September 9, 2016, the Company granted 30,000 common share purchase options to shares to a director and 30,000 common share purchase options to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021 and the Company recorded non-cash stock based compensation expense of $44,416.

On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options 35,000 vested on September 8, 2017 and 35,000 vest on September 8, 2018. The Company recorded non-cash stock based compensation expense of $50,897.

On November 1, 2016, the Company granted 50,000 common share purchase options to the former Chief Financial Officer. These options were exercisable at $6.40 per share and expired on April 25, 2017. The Company had recorded non-cash stock based compensation expense of $40,978.

Non Employees

For the three months ended February 28, 2018, the Company recorded stock based compensation for non-employees of $Nil compared to $Nil for the same three month period in 2017.

For the six months ended February 28, 2018, the Company recorded stock based compensation for non-employees of $Nil compared to $14,805 for the same six month period in 2017. On September 9, 2016, the Company granted 20,000 common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021. The Company recorded non-cash stock based compensation expense of $14,805.

Anti-Dilution Fees

For the three months ended February 28, 2018, the Company recorded anti-dilution fees of $Nil compared to $(86,727) for the same period in 2017.

For the six months ended February 28, 208, the Company recorded anti-dilution fees of $Nil compared to $18,000 for the same period in 2017.

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. The subscription agreements contained an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional units in an amount such that, when added to the number of units acquired by Holder under this agreement will equal the number of units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price. On November 30, 2016, the Company completed a private placement for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit and accordingly this transaction gave effect to additional units to be issued pursuant to the Adjusted Price. At February 28, 2017, the Company recorded the additional 16,364 units to be issued in the amount of $18,000 as a derivative liability on the statement of financial position and as anti-dilution fees on the statement of operations.

Net Loss from Operations and Other Comprehensive Loss

Net loss from operations and other comprehensive loss for the three months ended February 28, 2018, was $93,406, compared to a net loss of $81,215 for the three months ended February 28, 2017. The decrease in net loss for the three months ended February 28, 2018, was primarily attributed to a decrease in research, content development and technology support costs of $63,641 to $Nil versus $63,641 in the prior comparable period in 2017. The reduction in research, content development and technology support costs during 2018 was mainly attributed to the correction of prior period errors related to the DWF Settlement Agreement. General and administrative expenses for the three months ended February 28, 2018, were also lower by $51,597 to $42,116 compared to $93,713 for the three months ended February 28, 2017. The decrease in general and administrative expenses during 2018, was primarily attributed to a decrease in professional fees of $50,619 to $(8,600) compared to $42,019 for the same three month period in 2017. For the three months ended February 28, 2018, the Company recorded anti-dilution fees of $Nil compared to $(86,727) for the same period in 2017. For the three months ended February 28, 2018, the Company recorded $51,128 in stock based compensation versus $Nil for the comparable three month period in 2017.

Net loss from operations and other comprehensive loss for the six months ended February 28, 2018, was $220,984 compared to a net loss from operations of $699,462 for the six months ended February 29, 2017. The decrease in net loss for the six months ended February 28, 2018, was primarily attributed to a decrease in research, content development and technology support costs of $235,994 to $Nil compared to $235,994 in the prior comparable period in 2017. General and administrative expenses for the six months ended February 28, 2018, were $162,227 lower at $115,392 compared to $277,619 for the six months ended February 28, 2017. The decrease in general and administrative expenses during the six month period in 2018, was primarily attributed to a decrease in professional fees of $80,567 to $30 compared to $80,597 for the same six month period in 2017, a decrease in consulting fees of $30,000 to $Nil compared to $30,000 in the same six month period in 2017, and a decrease of $19,912 to $Nil in rent compared to rent of $19,912 for the six months ended February 28, 2017. For the six months ended February 28, 2018, the Company recorded stock based compensation of $102,256 compared to a total stock based compensation expense of $151,096 for the same six month period in 2017.

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Loss per Share, Basic and Diluted

Loss per share, basic and diluted for the three months ended February 28, 2018 was $0.018 compared to a loss per share, basic and diluted of $0.031 for the same three month period in 2017.

Loss per share, basic and diluted for the six months ended February 28, 2018 was $0.042 compared to a loss per share, basic and diluted of $0.0264 for the same six month period in 2017.

SUMMARY OF QUARTERLY RESULTS

The following tables reflect the summary of quarterly results for the periods set out.

	2018	2017	2017	2017
For the quarter ending	February 28	November 30	August 31	May 31
Net loss for the period	$(93,406)	$(127,578)	$(1,199,755)	$(198,521)
Loss per share, basic and diluted	$(0.018)	$(0.024)	$(0.447)	$(0.075)

For the three months ended February 28, 2018 and November 30, 2017, the Company recorded stock based compensation expense of $51,128. During the quarter ended August 31, 2017, the Company recorded stock based compensation expense of $1,698,901, a gain on de-recognition of financial liabilities of $893,990 and anti-dilution fees of $178,650. During ended May 31, 2017, the Company incurred general and administrative expenditures of $119,830.

	2017	2016	2016	2016
For the quarter ending	February 28	November 30	August 31	May 31
Net loss for the period	$(81,215)	$(618,247)	$(153,579)	$(855,102)
Loss per share, basic and diluted	$(0.031)	$(0.233)	$(0.060)	$(0.330)

During the quarter ended February 28, 2017, the Company recorded research, content development and technology support costs of $63,641. During the quarter ended November 30, 2016, the Company recorded anti-dilution fees of $104,727. During the quarter ended August 31, 2016, the Company reversed a previously recorded gain on de-recognition financial liabilities for prior obligations of Dyami Energy in the amount of $893,990. During the quarter ended May 31, 2016, the Company recorded stock based compensation expense of $615,924.

CAPITAL EXPENDITURES

For the six months ended February 28, 2018, the Company did not incur any capital expenditures. On May 25, 2016, the Company entered into a Term Sheet to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC (“Catch Star Studios”). On October 12, 2016, the Company advanced US$65,000 ($81,483 at August 31, 2017) to Catch Star and entered into a Secured Promissory Note and General Security Agreement with Catch Star (the “Secured Note”). The Secured Note is due on demand and is secured by all of the assets of Catch Star. Subsequently, Catch Star and the Company could not reach a definitive agreement to memorialize the terms and conditions of the Term Sheet and abandoned the prospective transaction. On February 1, 2017, the Company issued a letter of demand for the repayment in full of the Secured Note from Catch Star. At August 31, 2017, the Company determined that the Secured Note was uncollectible and recorded an impairment of the full amount.

The Company expects that capital expenditures will increase in future reporting periods as the Company seeks further opportunities and ventures of merit.

FINANCING ACTIVITIES

For the six months ended February 28, 2018, the Company received shareholder loans totaling $65,918.

LIQUIDITY AND CAPITAL RESOURCES

Cash as of February 28, 2018, was $15,445 (August 31, 2017: $1,040). During the six months ended February 28, 2018, the Company received shareholder loans totaling $65,918.

For the three months ended February 28, 2018, the primary use of funds was related to general and administrative expenditures. The Company’s working capital deficiency at February 28, 2018 was $606,504 (August 31, 2017: $487,776).

Our current assets of $27,366 as at February 28, 2018, ($42,047 as of August 31, 2017) include the following items: cash $15,445 ($1,040 as of August 31, 2017), and other receivables $11,921 ($41,007 as of August 31, 2017).

Our current liabilities of $633,870 as of February 28, 2018 ($529,823 as of August 31, 2017) include the following items: trade and other payables $567,952 ($529,823 as of August 31, 2017); and shareholder loans of $65,918 ($Nil as of August 31, 2017).

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At February 28, 2018, the Company had outstanding 208,211 common share purchase warrants and 155,000 common share purchase options. If any of these warrants or options are exercised, it would generate additional capital for us.

Management of the Company recognizes that cash flow from operations is not sufficient to meet its working capital requirements or fund additional opportunities or ventures of merit. The Company has liquidity risk which necessitates the Company to obtain debt financing or raise additional equity. There is no assurance the Company will be able to obtain the necessary financing in a timely manner.

The Company’s past primary source of liquidity and capital resources has been proceeds from the issuance of share capital, loans and shareholders’ loans. If the Company issued additional common shares from treasury it would cause the current shareholders of the Company dilution.

Outlook and Capital Requirements

The Company anticipates further expenditures to expand its current business plan. Amounts expended on future opportunities and ventures of merit is dependent on the nature of the opportunities evaluated by the Company. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. The Company’s long-term profitability will depend upon its ability to successfully implement its business plan.

DERIVATIVE LIABILITIES

As at February 28, 2018, the Company had no derivative liabilities (August 31, 2017: $Nil).

a)        Anti-Dilution Fees

On August 31, 2016, the Company completed private placements for gross proceeds of $260,000 and issued 23,636 units in the capital of the Company at a purchase price of $11.00 per unit. The subscription agreements contained an anti-dilution provision such that if within 18 months of August 31, 2016, the Company issues additional common shares for a consideration per share or with an exercise or conversion price per share, less than $11.00 (the “Adjusted Price”) the Holder shall be entitled to receive from the Company (for no additional consideration) additional units in an amount such that, when added to the number of units acquired by Holder under this agreement will equal the number of units that the Holder would otherwise be entitled to receive had this transaction occurred at the Adjusted Price.

On November 30, 2016, the Company completed a private placement for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit and accordingly this transaction gave effect to additional units to be issued pursuant to the Adjusted Price. At February 28, 2017, the Company recorded the additional 16,364 units to be issued in the amount of $18,000 as a derivative liability on the statement of financial position and as anti-dilution fees on the statement of operations.

b)        Warrants

As at November 30, 2016, the Company had 175,000 derivative warrants outstanding with a fair value of $Nil. The following table sets out the changes in derivative warrant liabilities during the respective periods.

	Number of Warrants	Fair Value Assigned $	Average Exercise Price $
As at August 31, 2016 and November 30, 2016	175,000	—	15.00
Warrants expired (Note a)	(175,000)	—	15.00
As at August 31, 2017	—	—	15.00

a)       On June 22, 2016, the Company entered into a consulting agreement and issued 175,000 common share purchase warrants exercisable at $15.00 with a cashless exercise option, vesting on October 1, 2016, January 1, 2017, April 1, 2017 and July 1, 2017 and expiring June 21, 2021. At August 31, 2016, the Company determined that it would not continue with the agreement and it was suspended and on January 15, 2017 the agreement was mutually terminated with no warrants exercised. The following table sets out the number of derivative warrants outstanding as at August 31, 2016:

Number of Warrants	Exercise Price ($)	Expiry Date	Weighted Average Remaining Life (Years)	Fair Value ($)
175,000	15.00	January 15, 2017	0.13	—

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

SEGMENTED INFORMATION

The accounting policies used for the reportable segments are the same as the Company’s accounting policies. For the purposes of monitoring segment performance and allocating resources between segments, the Company’s executive officers monitor the tangible, intangible and financial assets attributable to each segment. All assets are allocated to reportable segments. The Company’s reportable and geographical segment is located in Canada.

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RELATED PARTY TRANSACTIONS AND BALANCES

The following transactions with individuals related to the Company arose in the normal course of business have been accounted for at the amount agreed to by the related parties.

Compensation of Key Management Personnel

The remuneration of directors and other members of key management personnel during the periods set out were as follows:

	Three Months Ended		Six Months Ended
	February 28		February 28
	2018	2017	2018	2017
Short term employee benefits (1) (2)	$15,000	$37,500	$30,000	$75,000
Director/Officer stock based compensation (3)	51,128	—	102,256	136,291
	$66,128	$37,500	$132,256	$211,291

The following balances owing to the President and Chief Financial Officer of the Company are included in trade and other payables and are unsecured, non-interest bearing and due on demand:

	February 28, 2018	August 31, 2017
Short term employee benefits (1) (2)	$131,500	$101,500
	$131,500	$101,500

(1)	The Company accrues management fees to the Chief Financial Officer of the Company at a rate of $5,000 per month.
(2)	On September 9, 2016, the Company entered into an employment agreement with the President of the Company under which the Company agreed to pay to the President, a base salary of $90,000 and grant one hundred thousand (100,000) common share purchase options. Effective May 21, 2017, the Company and the President agreed to amend the terms of the employment agreement, by reducing the President’s base salary to $10.00 annually, allowing the President to contract his services to Torinit contemporaneous with his continued employment with the Company and providing a top up provision of up to $1,500 in a month from the Company if the gross compensation earned by the President from Torinit during June, July and August of 2017 (the “Period”), reduces the overall compensation earned by the President below $7,500 in any such month during the Period.

(3)	On September 9, 2016 and November 1, 2016, the Company granted options to purchase 130,000 and 50,000 common shares to officers and directors.

On September 1, 2016, the Company entered into an agreement for a period of 12 months with Torinit Technologies Inc., (“Torinit”) to provide dedicated resource augmentation to DoubleTap in an effort to optimize user experience while navigating through the http://DoubleTap.co website and drive traffic growth by engaging users across all demographics (the “Torinit Services”). As consideration for the Torinit Services, the Company agreed to compensate Torinit the sum of $8,000 per month based on 320 hours per month for a 12 month period. Dikshant Batra, a director of the Company, is also the President, a director and major shareholder of Torinit. As at February 28, 2018 and August 31, 2017, included in trade and other payables is $23,961 due to Torinit.

As at February 28, 2018, the amount of directors’ fees included in trade and other payables was $10,600 (August 31, 2017: $10,200).

As at February 28, 2018, the Company had non-interest bearing loans due on demand payable to Core Energy Enterprises Inc. (“Core”) a shareholder of the Company, in the aggregate amount of $40,300 (August 31, 2017: $Nil). The Chief Financial Officer of the Company is a major shareholder, officer and a director of Core.

At February 28, 2018, the Company a non-interest bearing due on demand loan to a shareholder of $25,618 (US $20,000).

SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended August 31, 2017.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company’s management made assumptions, estimates and judgments in the preparation of the Consolidated Financial Statements. Actual results may differ from those estimates, and those differences may be material. There have been no material changes in the three months ended February 28, 2018 to the critical accounting estimates and judgments.

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RECENT ISSUED ACCOUNTING PRONOUNCEMENTS

The following standards, amendments and interpretations, which may be relevant to the Company have been introduced or revised by the IASB:

(i) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, and IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The Company intends to adopt IFRS 15 effective September 1, 2018, and is currently assessing the impact of this new standard on the Consolidated Financial Statements.

(ii) In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments – Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. The Company does not intend to adopt the new standard prior to its effective date and has not yet determined the impact of this new standard on the Consolidated Financial Statements.

(iii) On January 13, 2016, the IASB issued IFRS 16 Leases (“IFRS 16”) which will replace IAS 17, Leases. IFRS 16 will bring leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company is assessing the impact of this new standard on the Consolidated Financial Statements.

(iv) Amendments to IFRS 2 - Classification and measurement of Share-based payment transactions (“IFRS 2”): On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and

-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company intends to adopt the amendments to IFRS 2 in its Consolidated Financial Statements for the annual period beginning on September 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRIC 22 – Foreign currency transactions and advance consideration: IFRIC was issued in December 2016 to provide guidance on accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The new interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the interpretation on its consolidated financial statements.

SHARE CAPITAL AND RESERVES

The Company filed articles of amendment effective May 26, 2017, and changed its name from Intelligent Content Enterprises Inc., to Novicius Corp., and consolidated its common shares on the basis of one (1) new share for every ten (10) old shares. The consolidated financial statements have been adjusted to reflect the consolidation accordingly.

a)	Share Capital

Authorized:

Unlimited number of common shares at no par value

Unlimited number of preferred shares issuable in series

Common Shares Issued:

The following table sets out the changes in common shares during the respective periods:

	Number	Amount $
Balance August 31, 2016	2,650,627	23,220,683
Common shares issued as private placement (Note 9 b (a))	7,692	30,233
Common shares issued as settlement of shareholder advances (Note 9 b (b))	1,187,672	213,781
Common shares issued as anti-dilution provision (Note 9 b (c))	1,420,809	184,705
Common shares issued as anti-dilution provision (Note 9 b (d))	16,364	2,127
Balance August 31, 2017 and February 28, 2018	5,283,164	23,651,529

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Preferred Shares Issued:

As at February 28, 2018 and August 31, 2017, there were no preferred shares issued.

b)	Share Purchase Warrants

The following table sets out the changes in warrants during the respective periods:

Warrants	Number of Warrants	Weighted Average Price
Outstanding, August 31, 2016	722,572	$8.60
Warrants issued (Note 9 b (a))	7,692	—
Warrants issued (Note 9 b (d))	16,364	—
Warrants expired (Note 9 b (e))	(538,417)	—
Balance, August 31, 2016 and February 28, 2018	208,211	$5.27

(a)       On November 30, 2016, the Company completed private placements for gross proceeds of $50,000 and issued 7,692 units in the capital of the Company at a purchase price of $6.50 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units ($50,000) was allocated to common shares $30,233 and the amount allocated to warrants component using a Binomial Lattice model was $19,767.

(b)       Effective August 31, 2017, the Company settled shareholder advances of $213,781 and issued 1,187,672 common shares in the capital of the Company at a price of $0.18 per share.

(c)       Pursuant to the August 31, 2017, settlement of shareholder advances of $213,781 (Note 9 b (b), effective August 31, 2017, the Company issued 1,420,809 common shares in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. The fair value of $184,705 was calculated on the previous day’s closing price of the Company’s common shares and allocated to common shares and anti-dilution fees in the consolidated statement of operations.

(d)       Pursuant to the November 30, 2016, private placement of $50,000 (Note 11 b (h), effective August 31, 2017, the Company issued 16,364 Units in the capital of the Company pursuant to the anti-dilution provision of the August 31, 2016, private placement agreements. Each unit is comprised of one (1) common share and one (1) common share purchase warrant. Each full warrant entitles the holder to purchase one (1) common share at an exercise price of $10.00 until November 30, 2019. The fair value of the units of $2,127 was allocated to common shares and anti-dilution fees in the consolidated statement of operations. No value was allocated to warrants based on the Binomial Lattice model.

(e)       On August 31, 2017, 538,417 common share purchase warrants exercisable at $10.00 expired. The amount allocated to warrants based on the Binomial Lattice model was $2,195,738 with a corresponding increase to contributed surplus.

The following table summarizes the outstanding warrants as at February 28, 2018 and August 31, 2017, respectively:

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	1.00	603,370
23,636	$12.50	August 31, 2019	1.50	126,729
24,056	$10.00	November 30, 2019	1.75	19,767
208,211			1.15	749,866

Number of Warrants	Exercise Price	Expiry Date	Weighted Average Remaining Life (Years)	Warrant Value ($)
160,519	$3.50	March 1, 2019	1.50	603,370
23,636	$12.50	August 31, 2019	2.00	126,729
24,056	$10.00	November 30, 2019	2.25	19,767
208,211			1.64	749,866

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c)        Weighted Average Shares Outstanding

The following table summarizes the weighted average shares outstanding:

	Three Months Ended		Six Months Ended
	February 28,		February 28
	2018	2017	2018	2017
Weighted Average Shares Outstanding, basic and diluted	5,283,164	2,657,789	5,283,164	2,653,964

As at February 28, 2018, there were 155,000 stock options and 208,211 common share purchase warrants that could be exercised, however they are anti-dilutive. The effects of any potential dilutive instruments on loss per share are anti-dilutive and therefore have been excluded from the calculation of diluted loss per share.

d)        Share Purchase Options

The Company has a stock option plan to provide incentives for directors, officers, employees and consultants of the Company. The maximum number of shares, which may be set aside for issuance under the stock option plan, is 20% of the issued and outstanding common shares of the Company on a rolling basis.

The following table is a summary of the status of the Company’s stock options and changes during the period:

	Number	Weighted Average
	of Options	Exercise Price $
Balance, August 31, 2016	38,300	22.80
Granted	200,000	12.05
Expired	(83,300)	(13.63)
Balance, August 31, 2017 and February 28, 2018	155,000	13.87

The following table is a summary of the Company’s stock options outstanding and exercisable as at February 28, 2018 and August 31, 2017, respectively:

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$12.00	5,000	1.70	November 11, 2019	5,000	0.39
$15.00	70,000	3.53	September 8, 2021	35,000	6.77
$13.00	80,000	3.53	September 8, 2021	80,000	6.71
	155,000	3.47		85,000	13.87

Options Outstanding				Options Exercisable
Exercise Price	Number of Options	Weighted Average Remaining Life (Years)	Expiry Date	Number of Options	Weighted Average Exercise Price $
$12.00	5,000	2.20	November 11, 2019	5,000	0.39
$15.00	70,000	4.02	September 8, 2021	35,000	6.77
$13.00	80,000	4.02	September 8, 2021	80,000	6.71
	155,000	3.95		85,000	13.87

e)       Stock Based Compensation

Employees

On September 9, 2016, the Company granted 30,000 immediately vesting common share purchase options to shares to a director and 30,000 common share purchase options vesting February 6, 2017 to the President. These options are exercisable at $13.00 per share and expire on September 8, 2021. As at February 28, 2018, the Company recorded non-cash stock based compensation expense of $Nil (February 28, 2017: $44,416).

On September 9, 2016, the Company granted to the President 70,000 common share purchase options exercisable at $15.00 per share and expiring on September 8, 2021. Of these options 35,000 vested on September 8, 2017 and 35,000 vest on September 8, 2018. As at February 28, 2018, Company recorded non-cash stock based compensation expense of $102,256 (February 28, 2017: $50,897).

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On November 1, 2016, the Company granted 50,000 common share purchase options vesting March 30, 2017 to the former Chief Financial Officer. These options are exercisable at $6.40 per share and expire on April 25, 2017. As at February 28, 2018, the Company recorded non-cash stock based compensation expense of $Nil (February 28, 2017: $40,978).

Non Employees

On September 9, 2016, the Company granted 20,000 immediately vesting common share purchase options to a consultant of the Company. These options are exercisable at $13.00 per share and expire on September 8, 2021. As at February 28, 2018, the Company recorded non-cash stock based compensation expense of $Nil (February 28, 2017: $14,805).

The fair value of the stock options granted were estimated on the date of the grant using the Black Scholes option pricing model with the following assumptions and inputs:

	November 1, 2016	September 9, 2016
Weighted average fair value per option	$5.90	$11.70
Weighted average risk free interest rate	0.68%	0.59%
Forfeiture rate	0%	0%
Weighted average expected volatility	156.70%	152.32%
Expected life (years)	5	5
Dividend yield	Nil	Nil
Stock price on the date of grant	$6.40	$12.90

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